AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

BY EDGAR

January 12, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

Dear Ms. Jenkins:

Re:	Avino Silver & Gold Mines Ltd. Form 20-F for the Year Ended December 31, 2013 Filed April 17, 2014 File No. 001-35254

We are submitting this letter in response to the Securities and Exchange Commission’s (“SEC”) staff comment letter dated December 15, 2014. We have reproduced the text of the staff comments in bold-faced type and have provided our responses in italics. Terms used in our responses that are not defined have the meanings as defined in our Form 20-F. Concurrent with submitting this response letter, we are filing Amendment No.1 to our Form 20-F for the year ended December 31, 2013 in response to the applicable staff comments.

Securities and Exchange Commission
Division of Corporation Finance
Tia L. Jenkins
Senior Assistant Chief Accountant
January 12, 2015

General

1.
We note that you are extracting minerals prior to establishing mineral reserves and that you refer to development and production stage activities. Pursuant to paragraph (a)(4) of Industry Guide 7, only companies with established mineral reserves may be termed development or production stage companies in filings with the United States Securities and Exchange Commission. Please revise your disclosure throughout such that investors understand that you are in the exploration stage until you have established mineral reserves. We suggest substituting certain terms to enhance this clarification. For example, substitute mining operations with mining activities, substitute commercial production or production with extracting or processing resources.

Response: Under our Form 20-F Item 3.D., “Key Information – Risk Factors”, we state: “We have not established the presence of any proven or probable mineral reserves, as defined by the SEC, at any of our properties. Under [Industry] Guide 7, the SEC has defined a “reserve” as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Any mineralized material discovered or produced by us should not be considered proven or probable reserves. In order to demonstrate the existence of proven or probable reserves, it would be necessary for us to perform additional exploration to demonstrate the existence of sufficient mineralized material with satisfactory continuity and obtain a positive feasibility study which demonstrates with reasonable certainty that the deposit can be economically and legally extracted and produced. We have not completed a feasibility study with regard to all or a portion of any of our properties to date. Since we commenced production of mineralized material at levels intended by management at the San Gonzalo Mine without a feasibility study, there is inherent uncertainty as to whether the mineralized material can be economically produced or if so, for what period of time. The absence of proven or probable reserves makes it more likely that our properties may cease to be profitable and that the money we spend on exploration and development may never be recovered.”

The statements above clearly convey to investors that we have not met the standards for established mineral reserves prescribed under Industry Guide 7. However, as a result of the staff’s comments we have revised the disclosure in Amendment No. 1 to our Form 20-F to state that Avino is “an exploration-stage company pursuant to SEC Industry Guide 7 as it has not yet established mineral reserves.”  We have also revised the disclosure to replace the phrase “mining operations” with “mining activities” and to replace the term “production” with the phrase “extracting or processing resources” where relevant in our Form 20-F.

Item 4. Information on the Company
D. Property, Plants and Equipment page 19

2.
For each of the San Gonzalo Mine and the Avino stockpiles please include an annualized summary of the tonnes and grade mined, the tonnes and grade processed, the tonnes and grade of concentrate produced, the tonnes and grade of concentrate sold, and the average realized pricing of the metals sold. In this regard we reference the Instructions to Item 4.D of Form 20-F.

Response: Most of the referenced information is presently disclosed in our Form 20-F. Tonnes and grade of material processed and of concentrate produced for each operation is disclosed under Item 5.A. “Operating and Financial Review and Prospects – Operating Results – San Gonzalo Mine, Avino Mine Stockpiles”, while average realized pricing of metals sold is disclosed under Item 5.A. “Operating and Financial Review and Prospects – Results of Operations - Revenues”.

However, as a result of the staff’s comments we have added a table to Item 4.D. to Amendment No. 1 to our Form 20-F to disclose the additional information.

3.	Please tell us if the economic indicators associated with your oxide tailings preliminary economic assessment are before tax or after tax numbers and clarify in your filing.

Response: The economic evaluation of the oxide tailings project was based on a pre-tax financial model. We have added this disclosure.

Securities and Exchange Commission
Division of Corporation Finance
Tia L. Jenkins
Senior Assistant Chief Accountant
January 12, 2015

4.	Please tell us the capital requirement estimate associated with your oxide tailings preliminary economic assessment and include this information in your filing.

Response: A total cost of US$29.1 million, including contingency, is estimated as the capital cost for the oxide tailings project. We have added this disclosure.

Item 5. Operating and Financial Review and Prospects
Results of Operations, page 50
Twelve months ended December 31, 2013 compared with the twelve months ended December 31, 2012, page 50

5.
Please expand your discussion to describe all underlying drivers for the changes in revenues, cost of sales, other items and income taxes between reporting periods. If there are multiple drivers that are responsible for the changes, please discuss and quantify the effect for each driver that you have identified. For example, please explain the changes in revenues by providing quantified discussion of changes in the volumes of minerals sold and average realized prices from the minerals sold. Please provide your proposed revisions in your response.

Response: Our existing Form 20-F disclosure includes an analysis of the change in revenues, indicating that there were only two months of production available for sale in 2012 and that the sale of historic stockpile material began in April 2013. Our existing disclosure also provides analysis of the change in operating and administrative expenses as certain items were linked to the increased production and there was an increase in expense related to stock options issued. Further, we explained the change in income taxes as primarily relating to the new tax laws enacted in Mexico for 2013 (described in detail under Item 4.D.)

For calendar 2013, the changes in volumes sold or in average realized prices would not, we believe, add any further analysis than the explanations already provided. For calendar 2014, we will provide analysis based on volumes and prices as there will be two full 12-month periods of production and sales information available for San Gonzalo. We will also provide analysis of any substantial changes in other items and in income taxes.

6.
Please revise your disclosure to include management’s discussion of your financial condition, changes in financial condition, and results of operations to cover the three year period included in your report. Please ensure that your revised disclosure explains and quantifies each causal factor that resulted in changes to your financial statement line items. Refer to the Item 5 of Form 20-F for further guidance.

Response: We revised the disclosure through Amendment No. 1 to our Form 20-F to add the yearly comparison for calendar 2012 and 2011.

Securities and Exchange Commission
Division of Corporation Finance
Tia L. Jenkins
Senior Assistant Chief Accountant
January 12, 2015

B. Liquidity and Capital Resources, page 51

7.
Please expand your disclosure to provide a detailed analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in each line item for each period presented. Refer to Item 5 of Form 20-F and SEC Release No. 33-8350 as it relates to liquidity and capital resources. Please provide your proposed revisions in your response.

Response: We revised the Liquidity and Capital Resources Section through Amendment No. 1 to our Form 20-F in response to the staff’s comment.

Item 7. Major Shareholders and Related Party Transactions, page 70

8.
In future filings, please revise your disclosure regarding the transactions with Oniva International Services Corp. and the consultants to include the identity of the related parties and the nature and extent of such transactions. See Item 7.B. of Form 20-F. Also, provide us with your draft disclosure.

Response: We will revise this disclosure in our future filings in response to the staff’s comments. Our draft disclosure is as follows:
“The Company has entered into a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The Company owns a 16.67% interest in Oniva, with the remaining 83.33% interest shared equally between five other companies that are related through some common directors and management. The cost sharing agreement may be terminated with one-month notice by either party. For the years ended December 31, 2014, 2013 and 2012, the Company paid Oniva $____, $____ and $_____ respectively.

For services provided to the Company as President and Chief Executive Officer, the Company pays a company controlled by the President and Chief Executive Officer for consulting services. For the years ended December 31, 2014, 2013 and 2012, the Company paid $____, $____ and $_____ respectively to the company.

The Company pays a company owned by a director for operational, managerial, engineering and consulting services related to the Avino mine. For the years ended December 31, 2014, 2013 and 2012, the Company paid $____, $____ and $_____ respectively to the company.”

The Company pays a company owned by a relative of the President and Chief Executive Officer for financial consulting services related to ongoing consultation with stakeholders and licenseholders. For the years ended December 31, 2014, 2013 and 2012, the Company paid $____, $____ and $_____ respectively to the company.”

Securities and Exchange Commission
Division of Corporation Finance
Tia L. Jenkins
Senior Assistant Chief Accountant
January 12, 2015

Item 17. Financial Statements, page 89

9.
We note your list of financial statements filed as part of the annual report under Item 17. Please note that compliance with Item 18 rather than Item 17 is required for issuer financial statements included in both annual reports and registration statements filed on Form 20-F for issuers with fiscal years ended on or after December 15, 2011. Please revise to present clearly your financial statements under Item 18 of Form 20-F. Refer to General Instruction E(c)(2) of Form 20-F.

Response: We inadvertently referred to Item 17 instead of Item 18.  The revised disclosure through Amendment No. 1 to our Form 20-F now refers to Item 18 and the existing financial statements have been refiled in their entirety under Item 18.

Notes to the Consolidated Financial Statements
3. Significant Accounting Policies
Exploration and evaluation assets, page 102

10.
We note your disclosure that you capitalize exploration and evaluation costs as intangible assets and reclassify these costs to mining properties when intended production levels are achieved. Please provide us a detailed discussion of how your accounting policy complies with IFRS 6, particularly paragraph 17. Additionally, please tell us how you define intended production levels being achieved.

Response: We acknowledge that the fact pattern for a typical life cycle of a mining operation with proven reserves begins with exploration and evaluation, advancing through development to commercial production, followed by closure and rehabilitation. For issuers based in Canada, proven reserves are based on a NI43-101-compliant technical report which, when combined with pre-production operating statistics and other factors, generally forms the basis for technical feasibility and commercial viability. The facts for our San Gonzalo mine are atypical in that the production decision was not based on proven reserves, but on resources and other information and factors, including the costs of preparing a feasibility report, and that we immediately transitioned the project from the exploration stage to the production stage in October 2012. As we did not have a 43-101-compliant reserve report or a bankable feasibility study on which to base our production decision, we considered the technical feasibility and commercial viability of extracting a mineral resource to have been demonstrated upon achieving the following factors, which have been disclosed in our Form 20-F under Item 4.B.:

•	All major capital expenditures to bring the San Gonzalo Mine into the condition capable of operating in the manner intended by management had been completed;
•	The Company completed testing of the mine plant for a significant period time and adjusted it to a level appropriate for efficient profitable operations;
•	The Company proved the ability to produce a saleable bulk concentrate – this was established by conducting the bulk sample program in 2010 and 2011;
•	The mine is operated by the Company’s own operating personnel with the exception of underground mine development for which it uses a mining contractor to achieve more efficiency;
•	The mill has reached the pre-determined percentage of design capacity which is 250 tpd for processing San Gonzalo ore;
•	Mineral recoveries are at and above expected production levels; and
•	The Company has demonstrated the ability to sustain ongoing production of mineralized material at steady level.

Securities and Exchange Commission
Division of Corporation Finance
Tia L. Jenkins
Senior Assistant Chief Accountant
January 12, 2015

The above factors are also summarized in Note 2. b) of our financial statements, which states in part, “Management considers several factors in determining when a mining property has reached the intended production levels, including production capacity, recoveries and number of uninterrupted production days.”

Our reference to resources, rather than reserves, as one of the factors in a production decision is supported by industry practice, where an estimate of recoverable resources is often added to proven reserves in determining the depletion base for mining properties. We are also aware of mining industry initiatives supporting the reporting of resource estimates, such as the October 1, 2012 letter from the Society for Mining, Metallurgy and Exploration, Inc. to the SEC (http://www.sec.gov/rules/petitions/2012/petn4-654.pdf).

In compliance with IFRS 6 Paragraph 17, we performed an impairment assessment on the San Gonzalo property prior to transferring exploration and evaluation costs to mining properties. This impairment assessment is disclosed under the subheading “Plant, equipment and mining properties” of Note 3 to our financial statements.

11.
Your accounting policy states that you monitor all capitalized exploration and evaluation expenditures for indications of impairment and perform impairment assessment for each area of interest when potential impairment is indicated. Please tell us 1) whether you consider the significant decline in gold and silver market prices as an indication for impairment according to IFRS 6 Paragraph 20(d); and 2) whether you performed impairment assessment on your capitalized exploration and evaluation assets in the three year period reported in the Form 20-F.

Response:

While we were aware of the overall declines in gold and silver prices during calendar 2013, we did not consider the declines to be an indication of impairment under IFRS 6 Paragraph 20 (d). Gold and silver prices have been volatile in recent history but the lower prices in calendar 2013 were not considered to be material to the recovery of the assets capitalized.

We annually review and analyze the indicators for impairment under IFRS 6 Paragraph 20 in connection with our assessment of the carrying value of our exploration and evaluation assets. In compliance with IFRS 6 Paragraph 17, we performed an impairment assessment on the San Gonzalo property prior to transferring exploration and evaluation costs to mining properties.

Securities and Exchange Commission
Division of Corporation Finance
Tia L. Jenkins
Senior Assistant Chief Accountant
January 12, 2015

Plant, equipment and mining properties, page 102

12.
It appears that you capitalize all expenditures incurred to the date that the work supporting the achievement of management’s intended production levels is complete. To help us understand your accounting policy, please tell us 1) the nature, type and purpose of the development and direct overhead costs you capitalized as mining properties; 2) the time period that these development and direct overhead costs are incurred considering your exploration and evaluation costs are transferred to mining properties when intended production has already been achieved; 3) how you apply the paragraph 7 of IAS 16 to your capitalization policy to determine the future economic benefits associated with the costs capitalized is probable; and 4) how you account for the development and direct overhead costs prior to the achievement of management’s intended production levels.

Response:

1) We believe that we transitioned from the exploration stage to the production stage at the San Gonzalo mine in October 2012 (notwithstanding Item 1. above of the staff comment letter, that under SEC Industry Guide 7 we would still be classified as in the exploration stage). Management determined there were certain development costs to be incurred during the production stage (such as construction of tunnels and ramps). These costs are addressed in Note 3 to our financial statements, under the subheading “Plant, equipment and mining properties” which states, “Subsequent to the commencement of production at levels intended by management, further development expenditures incurred with respect to a mining property are capitalized, when it is probable that additional future economic benefits will flow to the Company. Otherwise, such expenditures are classified as a cost of production.”

2) Under the subheading “Plant, equipment and mining properties” of Note 3 to our financial statements we state, “Expenditures capitalized to mining properties include all costs related to exploration, evaluation and development, direct overhead costs and the initial estimate of the reclamation provision.” As mentioned in our response to comment 10. above, the production decision for San Gonzalo was based on information and other factors and not based on a proven reserve study and we immediately transitioned the project from the exploration stage to the production stage in October 2012. Consequently, there was no period of “development-stage” activity under which development costs would have been capitalized separately from exploration and evaluation costs or as a separate component of mining properties. Costs to develop the mine including direct overhead costs were incurred in the exploration stage and in the production stage (as explained in 1) above of our response to comment 12).

3) As described in Note 2 to our financial statements under the subheading “Commencement of production at levels intended by management,” we closely monitor production results and metal recoveries in determining when intended production levels have been reached. These factors, amongst others including estimated reserves according to technical reports, form the basis for our determination that it is probable that future economic benefits will flow to our company. We continually monitor these factors through our monthly budgeting process and weekly operational meetings. We also perform an impairment assessment prior to transferring exploration and evaluation costs to mining properties, as disclosed under the subheading “Plant, equipment and mining properties” of Note 3 to our financial statements.

Securities and Exchange Commission
Division of Corporation Finance
Tia L. Jenkins
Senior Assistant Chief Accountant
January 12, 2015

4) As described in 2) above of our response to comment 12, the production decision for San Gonzalo was not based on proven reserves and we immediately transitioned the project from the exploration stage to the production stage in October 2012. Costs that may be considered “development” in nature as well as direct overhead costs prior to the achievement of management’s intended production levels were accounted for as exploration and evaluation assets in accordance with IFRS 6.

13.
Please expand your asset depreciation and depletion accounting policy to describe the depreciation period or useful life of the mining properties used in calculating the depreciation expense in years 2013, 2012 and 2011 and whether the useful life of your mining properties is consistent with the depreciation periods assigned to your mill machinery and processing equipment and buildings.

Response: In cases where mineral production activities result from an established mineral reserve, industry practice would generally suggest depreciation on a units-of-production basis over the total mineralized material contained in the reserve or over the total reserve material plus a measure of the associated resources. In such cases, IFRS requires only the disclosure of the depreciation method used (i.e., units of production), while the reserve base used to calculate depletion is not required to be disclosed. Unlike most producing mining companies, our production activities at San Gonzalo result from a mineral resource estimate rather than from a reserve, and as described in Note 3 to our financial statements under the subheading “Plant, equipment and mining properties,” “The Company does not have sufficient reserve information to form a basis for the application of the units-of-production method for depreciation and depletion.” The Note also states, “The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property.” In our view, disclosing the depreciation period or useful life of the mining property used in calculating depreciation expense would be disadvantageous when compared with other producing mining companies who are not otherwise required to disclose the quantum of their depletion base.

The depreciation periods assigned to our mill machinery and processing equipment and to our buildings are also described in described in Note 3 to our financial statements under the subheading “Plant, equipment and mining properties,” which states, “Accumulated mill, machinery, plant facilities, and certain equipment are depreciated using the straight-line method over their estimated useful lives, not to exceed the life of the mine for any assets that are inseparable from the mine. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (or components) of plant and equipment.” Management believes that the estimated useful lives of the mill machinery and processing equipment and the buildings are appropriate given the historical production results and geological data from the mining properties owned by us or under license to us, and the intent to operate the properties.

We believe that our existing Note 3 to our financial statements accurately and adequately describes our depreciation and depletion accounting policy.

Securities and Exchange Commission
Division of Corporation Finance
Tia L. Jenkins
Senior Assistant Chief Accountant
January 12, 2015

Revenue recognition, page 104

14.
It appears that you sell metals contained in bulk concentrate to third parties based on provisional pricing and record revenue at the delivery. Please provide us with a detailed discussion of the following:

•	Describe the terms of the mineral sales contracts based on the provisional pricing.
•	The mineral price you use to record revenue at the time of delivery.
•	How you account for the changes in mineral prices at subsequent reporting dates and the final settlement of the sales.

Response: As stated described in Note 3 to our financial statements under the subheading “Revenue recognition,” revenue from the sale of concentrate is recognized upon delivery and the sales cycle beings with a provisional invoice, each of which are standard practice in the industry. The terms of the mineral sales contracts based on the provisional pricing, the mineral price used to record revenue at the time of delivery, and the accounting for changes in mineral prices are disclosed in the captioned Note 3, where we state, “Revenue is based on quoted market prices of the London Metal Exchange during the quotation period less treatment, refining and smelting charges, and penalties,” and, “The Company enters into contracts which provide a provisional payment on delivery based upon provisional assays and quoted metal prices at the time. Revenues are recorded when title passes from the Company to the buyer based on the spot price on date of delivery, and subsequently adjusted to market price based on the date of the final settlement.” For the years ended December 31, 2013 and December 31, 2012, the estimated fair value of embedded derivatives and any changes thereto related to the sales contracts were determined to be insignificant to our financial statements and were not presented separately. For the year ended December 31, 2014, we will again estimate the fair value of the embedded derivatives related to sales contracts, and if determined to be significant we will expand our financial statement reporting to include appropriate consideration of the embedded derivatives.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have adequately responded to all staff comments. Please contact the undersigned at (604) 682-3701 if additional information is required.

Yours respectfully,

AVINO SILVER & GOLD MINES LTD.

/s/ “Malcolm Davidson”
Malcolm Davidson, CA
Chief Financial Officer